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                                                         SEC FILE NUMBER
                                                            333-56135
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                                                           CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [_] Form 20-F  [_] Form 11-K
             [_] Form 10-Q   [_] Form N-SAR

                For Period Ended: December 31, 2001
                                  ------------------
               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended: ________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

   Hudson Respiratory Care Inc.
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Full Name of Registrant

   N/A
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Former Name if Applicable

   27711 Diaz Road P.O. Box 9020
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Address of Principal Executive Office (Street and Number)

   Temecula, CA 92589-9020
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unresonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
[X] Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
               See Attachment III.

                                 Potential persons who are to respond to the
(Attach Extra Sheets if Needed)  collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Luke D. Thompson                 213                  229-8427
      ------------------------      ------------------    --------------------
               (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                              [_] Yes [X] No
      Annual Report on Form 10-K for the fiscal year ended December 31, 2000,
      -----------------------------------------------------------------------
      Quarterly Report on Form 10-Q for the period ended March 31, 2001 and
      -----------------------------------------------------------------------
      Quarterly Report on Form 10-Q for the period ended June 30, 2001
      -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                [X] Yes [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                See Attachment IV.
================================================================================

                          Hudson Respiratory Care Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     April 2, 2002                        By   /s/ Patrick Yount
      -----------------                          -------------------------------
                                                    Patrick Yount
                                                    Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or, by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-------------------------------- ATTENTION -------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either

SEC 1344 (7-00)

                                        2

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Rule 201 or Rule 202 of Regulation S-T ((S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                       3

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                                 ATTACHMENT III
                                 --------------

Hudson Respiratory Care Inc. (the "Company") is not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 because the Company has not yet completed the financial statements for the period covered by the report. The Company changed its certifying public accountant in January 2002.

                                 ATTACHMENT IV
                                 -------------

The Company anticipates that its expenses to be reflected on its consolidated financial statements for the fiscal year ended December 31, 2001 will be substantially greater than such items reported for the fiscal year ended December 31, 2000. The increase in expenses is primarily related to (i) growth in the Company's existing business and (ii) increases in reserves associated with accounts receivable and inventory, expenses associated with the write-down of certain fixed assets and severance and other related expenses associated with the relocation and closure of manufacturing and distribution facilities. Final amounts for the fiscal year ended December 31, 2001 cannot be quantified at this time.